CONSENT OF QUALIFIED PERSON

Gary Taylor, P. Eng.
AMEC Americas Limited
301 - 121 Research Drive
Saskatoon, SK, Canada S7N 1K2
Tel: (306) 477.5865 Fax: (306) 477-1161

To: Securities Regulatory Authority

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nunavut Legal Registry
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

Re: Northgate Minerals Corporation Press Release Dated 14 July 2009, Entitled: “Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study”.

I, Gary Taylor, consent to the public filing of the technical report titled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” and dated 27 August 2009 (the “Technical Report”). I further consent to the publication and use of this Technical Report in whole by Northgate Minerals Corporation on its website or in connection with its business.

I consent to extracts from, or a summary of, the Technical Report in the Northgate Minerals Corporation news release of 14 July 2009, entitled “Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study” (the “News Release”).

I confirm that I read the News Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

“Signed and Sealed”	27 August 2008
Gary Taylor, P. Eng	Dated

AMEC Americas Limited
301 – 201 Research Drive
Saskatoon, SK S7N 1K2
Tel (306) 477-5865
Fax (306) 477-1161

www.amec.com

CONSENT OF QUALIFIED PERSON

Carl Edmunds, M.Sc., P.Geo.
Northgate Minerals Corporation
406-815 Hornby St.
Vancouver, BC, Canada V6Z 2E6

To: Securities Regulatory Authority

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nunavut Legal Registry
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

Re: Northgate Minerals Corporation Press Release Dated 14 July 2009, Entitled: “Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study”.

I, Carl Edmunds, consent to the public filing of the technical report titled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” and dated 27 August 2009 (the “Technical Report”). I further consent to the publication and use of this Technical Report in whole by Northgate Minerals Corporation on its website or in connection with its business.

I consent to extracts from, or a summary of, the Technical Report in the Northgate Minerals Corporation news release of 14 July 2009, entitled “Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study” (the “News Release”).

I confirm that I read the news release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

“Signed and Sealed”	27 August 2009
Carl Edmunds, M.Sc., P.Geo.	Dated

CONSENT OF QUALIFIED PERSON
Jay C. Melnyk, P. Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC V6B 5W3
Tel: (604) 664-3262 Fax: (604) 664-3057

To: Securities Regulatory Authority

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nunavut Legal Registry
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

Re: Northgate Minerals Corporation Press Release Dated 14 July 2009, Entitled: “Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study”.

I, Jay C. Melnyk, consent to the public filing of the technical report titled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” and dated 27 August 2009 (the “Technical Report”). I further consent to the publication and use of this Technical Report in whole by Northgate Minerals Corporation on its website or in connection with its business.

I consent to extracts from, or a summary of, the Technical Report in the Northgate Minerals Corporation news release of 14 July 2009, entitled “Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study” (the “News Release”).

I confirm that I read the News Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

“Signed and Sealed”	27 August 2009
Jay Melnyk, P. Eng.	Dated

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC V6B 5W3
Tel (604) 664-3262
Fax (604) 664-3057

www.amec.com

CONSENT OF QUALIFIED PERSON

Lionel Magumbe, P. Eng.
AMEC Americas Limited
2020 Winston Park Drive, Suite 700
Oakville, ON, Canada L6H 6X7
Tel: (905) 829.5399 ext. 2787 Fax: (905) 829-3633

To: Securities Regulatory Authority

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nunavut Legal Registry
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

Re: Northgate Minerals Corporation Press Release Dated 14 July 2009, Entitled: “Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study”.

I, Lionel Magumbe, consent to the public filing of the technical report titled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” and dated 27 August 2009 (the “Technical Report”). I further consent to the publication and use of this Technical Report in whole by Northgate Minerals Corporation on its website or in connection with its business.

I consent to extracts from, or a summary of, the Technical Report in the Northgate Minerals Corporation news release of 14 July 2009, entitled “Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study” (the “News Release”).

I confirm that I read the news release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

“Signed and Sealed”	27 August 2009
Lionel Magumbe, P. Eng.	Dated

AMEC Americas Limited
2020 Winston Park Drive, Suite 700
Oakville, ON L6H 6X7
Tel (905) 829-5399
Fax (905) 829-3633

www.amec.com

CONSENT OF QUALIFIED PERSON

Sheila Ellen Daniel, P.Geo.
AMEC Americas Limited
160 Traders Blvd East, Suite 110
Mississauga Ontario Canada, L4Z 3K7
Tel: (905) 568-2929 Fax: (905) 568-1686

To: Securities Regulatory Authority

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nunavut Legal Registry
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

Re: Northgate Minerals Corporation Press Release Dated 14 July 2009, Entitled: “Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study”.

I, Sheila E. Daniel, consent to the public filing of the technical report titled “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” and dated 27 August 2009 (the “Technical Report”). I further consent to the publication and use of this Technical Report in whole by Northgate Minerals Corporation on its website or in connection with its business.

I consent to extracts from, or a summary of, the Technical Report in the Northgate Minerals Corporation news release of 14 July 2009, entitled “Northgate Minerals Announces Positive Young-Davidson Pre-Feasibility Study” (the “News Release”).

I confirm that I read the news release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

“Signed and Sealed”	27 August 2009
Sheila E. Daniel, P. Geo.	Dated

AMEC Americas Limited
160 Traders Blvd East, Suite 110
Mississauga, ON L4Z 3K7
Tel (905) 568-2929
Fax (905) 568-1686

www.amec.com